                                                                    Exhibit 12.1



                         WORLDCOM, INC. AND SUBSIDIARIES
               Computation of Ratio of Earnings to Combined Fixed
                     Charges and Preferred Stock Dividends
                            (In Thousands of Dollars)



                                                                       Year Ended December 31,
                                                       -----------------------------------------------------------
                                                         1993       1994        1995         1996          1997
                                                       --------   --------    --------   -----------    ----------
Earnings:
  Pretax income (loss) from continuing operations      $198,237   $(78,463)   $404,538   $(2,060,276)   $  799,273
  Fixed charges, net of capitalized interest             58,999     87,455     300,248       242,257       394,448
                                                       --------   --------    --------   -----------    ----------

  Earnings                                             $257,236   $  8,992    $704,786   $(1,818,019)   $1,193,721
                                                       ========   ========    ========   ===========    ==========

Fixed charges:
  Interest cost                                        $ 38,657   $ 49,203    $254,099   $   229,376    $  403,950
  Amortization of financing costs                         1,792      2,086       2,811         1,742         4,673
  Interest factor of rent expense                         9,967     10,300      15,030        17,854        43,592
  Preferred dividend requirements                        11,683     27,766      33,191           860        26,433
                                                       --------   --------    --------   -----------    ----------

  Fixed charges                                        $ 62,099   $ 89,355    $305,131   $   249,832    $  478,648
                                                       ========   ========    ========   ===========    ==========
Deficiency of earnings to combined fixed charges and
  preferred stock dividends                            $     --   $(80,363)   $     --   $(2,067,851)           --
                                                       ========   ========    ========   ===========    ==========
Ratio of earnings to combined fixed charges and
  preferred stock dividends                              4.14:1     0.10:1      2.31:1           N/A        2.49:1
                                                       ========   ========    ========   ===========    ==========


See Notes to Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends



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                  NOTES TO COMPUTATION OF RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


(1) Results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge is based upon an independent appraisal, which valued the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the Merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.

         Additionally, 1996 results include other after-tax charges of $121.0 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $343.5 million after-tax write-down of operating assets within its core and non-core business. On a pre-tax basis, these charges totaled $600.1 million.

(2) In 1995, Metromedia converted its Series 1 Preferred Stock into Common Stock, exercised warrants to acquire Common Stock and immediately sold its position of 61,699,096 shares of Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount included an annual dividend requirement of $24.5 million plus accrued dividends to such call date).

(3) As a result of the IDB Merger, the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to take further advantage of the synergies available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB's cost structure and to improve productivity. Accordingly, in 1994 and 1993, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity.
         These costs totaled $43.7 million in 1994 and $5.9 million in 1993.

         Also, during 1994, the Company incurred direct merger costs of $15.0 million related to the IDB Merger. These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to the IDB Merger.

(4) In connection with certain debt refinancing, the Company recognized in 1996 and 1993 extraordinary items of approximately $4.2 million and $7.9 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees. Additionally, in 1996 the Company recorded an extraordinary item of $20.2 million, net of income taxes, related to a write-off of deferred international costs.